SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
From: Sept 28, 2005
IVANHOE MINES LTD.
(Translation of Registrant’s Name into English)
Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☐	Form 40-F ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes: ☐	No: ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)
Enclosed:
     Press release

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.
Date: September 28, 2005	By:	/s/ Beverly A. Bartlett
BEVERLY A. BARTLETT
Corporate Secretary

September 28, 2005
FALCON™ AIRBORNE EXPLORATION SURVEY BEGINS
ON 28,000 SQUARE KILOMETRES IN MONGOLIA’S SOUTH GOBI REGION
OYU TOLGOI’S HUGO FAR NORTH COPPER AND GOLD DEPOSIT
EXTENDED AN ADDITIONAL 175 METRES TO THE NORTH
ULAANBAATAR, MONGOLIA — Ivanhoe Mines’ Deputy Chairman Edward Flood announced today that BHP Billiton, the world’s largest diversified mining company, has commenced its Falcon™ airborne gravity gradiometer survey to explore the Falcon Gobi Project, an exploration joint-venture covering approximately 28,000 square kilometres of Ivanhoe’s non-core exploration ground in southern Mongolia.
BHP Billiton’s Falcon gravity gradiometer survey is a proprietary airborne system that can cover large, remote areas rapidly and cost effectively. It provides a new dimension in exploration for copper and gold deposits in Mongolia with its ability to “see through” the surface cover to identify gravity anomalies, which then can be explored in detail with ground geophysics, sampling and drilling. The airborne survey of the Ivanhoe ground is expected to take approximately three months.
Ivanhoe and BHP Billiton entered into the Falcon Gobi Project in May, 2005. The project covers approximately 22% of Ivanhoe’s land holdings in this region. Ivanhoe’s advanced exploration and development-stage projects — Oyu Tolgoi, Kharmagtai, Nariin Sukhait and Bronze Fox — are not included in the Falcon Gobi Project.
Under the terms of the agreement, BHP Billiton has the right to earn up to 50% of all minerals found on the project, other than coal, by spending US$8 million in exploration costs. BHP Billiton will use its proprietary Falcon system and solely fund a major geophysical survey of a minimum of 30,000 line kilometres over the whole or selected parts of the Falcon Gobi Project. BHP Billiton will fund all aspects of the survey, inclusive of mobilization, as well as processing and interpretation, using the most advanced and proprietary techniques. Following BHP Billiton’s vesting in the project, a 50/50 joint venture will be established between BHP Billiton and Ivanhoe, and the parties will contribute all further exploration and development costs on a pro-rata basis.
Oyu Tolgoi Drilling Update: Hugo Far North copper and gold mineralization extended an additional 150 metres to the north
Mr. Flood also announced that Ivanhoe has intersected approximately 42 metres of high-grade copper and gold mineralization in hole EGC053, approximately 175 metres north-northeast from the previous northern-most intersection in hole, EGD008. Hole EGC053, at a down-hole depth of 1340 metres, intersected 42 metres of 2.07 g/t gold and 2.62% copper (3.96% copper equivalent, based on US$0.80 copper and US$350 gold) at the top of the deposit. Drilling down-dip of hole EGD053 also is underway as a step-out hole 150 metres to the north.
The open-ended Hugo Far North Deposit has now been extended to at least 600 metres north of the Ivanhoe/Entrée joint venture property boundary into the Shivee Tolgoi property and brings the total length of the high-grade deposit to over 2.5 kilometres. Step-out and infill drilling is ongoing with four deep-hole-capacity drilling rigs.

In addition, in-fill Hole OTD1218 intersected 46 metres of 0.16 g/t gold and 1.34% copper (1.45% copper equivalent) starting at 1182 metres, followed by 114 metres of 2.64 g/t gold and 4.33% copper (6.04% copper equivalent). OTD 1218 is located approximately 90 metres northeast along strike of hole EGD006A and is approximately 150 metres northeast along strike from the joint-venture boundary. The intersection also is 60 metres southwest of the previously announced intersection in hole EGD016C, which encountered 193.1 metres of 1.08 g/t gold and 3.06% copper (3.76% copper equivalent) at a down-hole depth of 1324 metres and hole EGD016E, which intersected 44 metres of 0.93 g/t and 3.30% copper (3.91% copper equivalent), approximately 250 metres vertically up-dip of hole EGD0016C. The Shivee Tolgoi property is owned by Entrée Gold Inc. and is subject to Ivanhoe having the right to earn up to 80% of resources discovered on the property.
Final Assays for Selected Intercepts in Holes EGD053 and OTD1218

Drill Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Cu (%)	CuEq (%)
OTD1218	1182	1228	46	0.16	1.34	1.45
	1228	1342	114	2.64	4.33	6.04

EGD053	1326	1396	70	1.26	1.79	2.61
including	1340	1382	42	2.07	2.62	3.96
Charles Forster, P.Geo., a qualified person as defined by NI 43-101, supervised the preparation of the information in this release. SGS Mongolia LLC prepares the split core at the site and assays all samples at its facility in Ulaanbaatar. Dr. Barry Smee, Ph.D., P.Geo., an independent geochemist and quality control expert monitors, audits Ivanhoe’s QA/QC program and the independent SGS Mongolia LLC laboratory facility on site and in Ulaanbaatar. Dale A. Sketchley, M.Sc., P.Geo., is Ivanhoe’s on-site QA/QC manager responsible for the assaying and sampling programs at the Oyu Tolgoi project. In accordance with Canadian NI 43-101, reference samples prepared from matrix matched resource material, field blanks and sample duplicates are randomly and routinely inserted by Ivanhoe’s personnel at the sample preparation facility on site. Duplicate samples are routinely collected and sent to an international laboratory in Australia for check assaying.
Ivanhoe has a 100% interest in the Oyu Tolgoi copper and gold project and owns or controls exploration rights covering approximately 134,000 square kilometres in central and southern Mongolia, where additional copper-gold and coal discoveries have been made. Ivanhoe produces LME Grade A copper from its Monywa joint venture in Myanmar.
Ivanhoe shares are listed on the Toronto and New York stock exchanges under the symbol IVN.
Information contacts
Investors: Bill Trenaman / Media: Bob Williamson +1.604.688.5755
Forward-Looking Statements: Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with Canadian and US securities regulators. When used in this document, the words such as “could,” “plan,” “estimate,” “expect,” “intend,” “may,” “potential,” “should,” and similar expressions, are forward-looking statements. The risk factors that could cause actual results to differ from these forward-looking statements include, but are not restricted to, operational risk, environmental risk, financial risk, geo-political risk, commodity risk, currency risk and other statements that are not historical facts as disclosed under the heading “Risk Factors” and elsewhere in the corporation’s periodic filings with securities regulators in Canada and the United States.